Confidential Treatment

Requested by Regions Financial Corporation

June 23, 2010

Via EDGAR

Ms. Sharon Blume

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Regions Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Period Ended March 31, 2010
File Number 000-50831

Ladies and Gentlemen:

Set forth below are our responses to your comments as requested in your letter of comment, dated June 10, 2010, addressed to me regarding your review of Regions Financial Corporation’s (“Regions” or the “Company”) Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the quarter ended March 31, 2010 (the “Filings”). Detailed responses are included in this letter after each question. New proposed disclosures are included in italics.

Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[REDACTED]” has been inserted in place of the portions omitted. Pursuant to the provisions of 17 C.F.R. §200.83, we have separately submitted a copy of this letter containing the redacted portions of this letter with the Staff and have requested confidential treatment for the redacted portions of this letter.

Form 10-K for the year ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Credit Losses, page 95

Confidential Treatment

Requested by Regions Financial Corporation

1.	We note your disclosures related to troubled debt restructurings (TDRs), which include loans for which you initiated a significant number of extensions and modifications beginning in late 2008 and continuing throughout 2009. Please tell us and revise future filings to address the following:

a.	Describe the key features of your loan modification program(s), including a description of the significant terms modified and the typical length of each of the modified terms.

b.	Quantify your TDRs by type of concession made (e.g. reduction in interest rate, payment extensions, forgiveness of principal, etc.), and provide a narrative disclosure addressing your success/re-default rates for each type of concession.

c.	Disclose whether you expect to collect full contractual principal and interest on the modified loans. As part of your response, please confirm that your disclosure refers to your ability to collect the full contractual principal and interest on the original terms of the modified loan.

d.	If certain of your loan modification programs are considered “short-term” modifications (e.g. typically where terms are modified for 12-months or less), describe the scenarios where you would use such short-term loan modification programs(s) as opposed to the longer-term modification program(s). Further, disclose whether these short-term modifications often result in more permanent or longer-term modifications being made in the future for these loans, as applicable.

e.	If you have short-term modification programs, please tell us and revise your future filings to explain how you consider whether the modified loans are troubled debt restructurings.

Regions’ Response:

Regions operates a consumer loan modification initiative through its “Customer Assistance Program” (CAP). The program was designed to provide maximum flexibility to retail customers. In many cases, the customer is not past due on payments, and either Regions or the customer has initiated the modification. The program was developed in late 2007 in response to economic conditions in order to proactively work with retail customers experiencing financial difficulties. Regions designed the program to allow for customer-tailored modifications with the goal of keeping customers in their homes and reducing foreclosure rates. CAP specialists are responsible for working with customers to develop modifications that meet customers’ specific payment abilities. Modification may be offered to any borrower experiencing financial hardship – regardless of whether the borrower is current. The particular nature of a borrower’s hardship in large part determines the modification offered. Under the CAP, Regions may offer a short-term deferral, a term extension, an interest rate reduction, a new loan product, or a combination of these options. The length of the CAP modifications ranges from temporary payment deferral of three months to term extensions. Regions has rarely granted principal forgiveness, and the total amount of principal forgiven since the

Confidential Treatment

Requested by Regions Financial Corporation

inception of the CAP is immaterial. Where principal is forgiven, the loans will remain on nonaccrual status for the remainder of their terms. Regions concluded that the nature of modifications offered under the CAP constitute concessions to customers experiencing financial difficulties. Therefore, all CAP modifications are considered TDRs. There are no other consumer programs where Regions offers concessions requiring reporting as a TDR. It should be noted that all consumer loans, including those covered by the CAP, are subject to Company policies for determining accrual status and timing of charge-off. For example, residential first mortgage loans are charged down to estimated value and placed on nonaccrual status on or before the month in which the loan becomes 180 days past due. In these situations, the loans remain on nonaccrual until payoff or charge-off. The majority of loans modified through the CAP were never placed on nonaccrual status. A significant number have never been 90 days past due.

In addition to the CAP for consumer loans, Regions offers modification as a viable workout alternative for commercial and investor real estate loans (collectively referred to as “business services” loans). As disclosed in the table on page 101 of the 2009 Form10-K, the total amount of these types of TDRs is much smaller than the total loans modified under the consumer program.

The Staff requests quantification of TDRs by type of concession. Regions does not currently have processes and controls to track CAP or business services modifications in this manner. For CAP modifications, in many situations more than one type of concession will be granted. Regions does track success/re-default rate (“recidivism”). Our recidivism rate is the 60-day and greater delinquency rate inclusive of nonaccruing loans for all TDRs which were restructured six months prior to the reporting period (to allow for seasoning of potential losses). Currently, this rate runs approximately 15%.

Regions designates modifications as TDRs where the customer is experiencing financial difficulty and the modification constitutes a concession. For loans restructured under CAP, Regions expects to collect the original contractually due principal (with the exception of the immaterial principal forgiveness referred to above). The gross original contractual interest may be collectible, depending on the terms modified.

For the CAP described above, there is no differentiation as to the terms of the modification. For example, if a short-term deferral is offered, the modification would be considered a TDR.

Regions proposes the following disclosure in MD&A:

Regions continues to work to meet the individual needs of consumer borrowers to stem foreclosure through the Customer Assistance Program (CAP). Regions designed the program to allow for customer-tailored modifications with the goal of keeping customers in their homes and reducing foreclosure rates. Modification may be offered to any borrower experiencing financial hardship – regardless of whether the borrower is current. Under the CAP, Regions may offer a short-term deferral, a term extension, an interest rate reduction, a new loan product, or a combination of these options. Regions

Confidential Treatment

Requested by Regions Financial Corporation

evaluates the success of the modification program (the “recidivism rate”). Our recidivism rate is the 60 day and greater delinquency rate inclusive of non-accruing loans for all TDRs which were restructured six months prior to the reporting period. For CAP modifications, this rate currently runs approximately 15%. For loans restructured under CAP, Regions expects to collect the original contractually due principal. The gross original contractual interest may be collectible, depending on the terms modified. The length of the CAP modifications ranges from temporary payment deferrals of three months to term extensions for the life of the loan. All such modifications are considered TDRs regardless of the term if there is a concession to a borrower experiencing financial difficulty. Modified loans are subject to policies governing accrual/nonaccrual evaluation with all other loans of the same product type. Under these policies, loans subject to CAP are charged down to estimated value and placed on nonaccrual status on or before the month in which the loan becomes 180 days past due. In addition to the CAP for consumer loans, Regions offers modification as a viable workout alternative for commercial and investor real estate loans; however, the dollar amount and number of restructured loans of this type is immaterial.

2.	Further, we note that approximately 91% of your TDRs relate to restructured residential first mortgage (78%) and home equity loans (13%). Please tell us and revise future filings to address the following:

a.	Quantify and provide a narrative discussion of the amount and types of residential mortgage loans that are considered collateral-dependent at the time of modification. Describe the types of modifications being made on these loans and the success rates of the modifications.

b.	Quantify and provide a narrative discussion of the number of second/junior liens held where the first loan has been modified, including how the allowance is developed for the second liens.

c.	If impairment is measured based on the present value of expected future cash flows, disclose your policy election regarding how the entire change in present value is reflected in the financial statements. For example, disclose whether the amount is recorded entirely within the provision for loan losses or whether the portion reflecting the amount attributable to the passage of time is recorded as interest income. To the extent that part of the amount is reflected within interest income, please disclose the amount. Refer to ASC 310-10-45 for guidance.

Regions’ Response:

Under the CAP described in Question 1, each customer must meet income and cash flow requirements in order to qualify for modification. If a loan became collateral-dependent, it would not qualify for modification under the program. Accordingly, none of the modified consumer loans listed in our TDR disclosures are collateral-dependent at the time of modification. Regions only makes modifications under the CAP where there is a reliable cash flow stream sufficient to service the restructured terms.

Confidential Treatment

Requested by Regions Financial Corporation

For the majority of Regions’ second lien exposures, the loan with first position was originated and/or held by another lender. Regions has no insight into any modification of the first lien position in these situations. Regions holds a second lien position for less than 10% of the number of residential first mortgage TDRs (approximately 15% of the loan balances). The total loan balance for second lien exposures in this situation is approximately $44 million. These second liens are included in a pool with other modified home equity loans in arriving at the allowance. Given the relative immateriality of second lien exposures where the first lien has been modified, Regions proposes not to make additional disclosures.

Regions’ consumer TDRs are below our $2.5 million threshold to perform a specific allowance calculation. Accordingly, a pooled approach to calculating the allowance is used, adjustments to which are recorded through the provision for loan losses.

Regions proposes the following disclosure in MD&A:

None of the modified consumer loans listed in our TDR disclosures are collateral-dependent at the time of modification.

Regions proposes the following disclosure in the footnotes to the consolidated financial statements:

Adjustments to the allowance for credit losses calculated using a pooled approach are recorded through the provision for loan losses.

3.	We note your tabular disclosure on page 101 related to TDRs by loan type and accrual status. Please revise this disclosure in future filings to also disclose the amount that is considered impaired, the amount charged-off during the period and any valuation allowance at period end. Further, if you have more than one loan modification program, please revise in future filings to present this information separately for loans modified under each of your loan modification programs.

Regions’ Response:

We suggest the following format in response to the Staff’s request for revisions to the tabular disclosure:

Residential first mortgage, home equity and other consumer troubled debt restructurings in the table below are consumer loans modified under the CAP. Commercial and industrial troubled debt restructurings are not the result of a formal program, but represent situations where modification was offered as a workout alternative.

Confidential Treatment

Requested by Regions Financial Corporation

Troubled Debt Restructurings
	Loan Balance		Allowance for Credit Losses
(in millions)
Accruing:
Commercial and industrial	$	x	$	x
Residential first mortgage		x		x
Home equity		x		x
Other consumer		x		x

		$—		$—

Non-accrual status or 90 days past due:
Commercial and industrial	$	x	$	x
Residential first mortgage		x		x
Home equity		x		x

		—		—

		$—		$—

1	All loans listed in the table above are considered impaired under applicable accounting literature.
2	Net charge-offs on commercial and industrial were approximately $x million for the period ended xx xx, 20xx.

Net charge-offs on residential first mortgage were approximately $x million for the period ended xx xx, 20xx.

Net charge-offs on home equity were approximately $x million for the period ended xx xx, 20xx.

Net charge-offs on other consumer were less than $x million for the period ended xx xx, 20xx.

4.	Given your disclosure of the significant increase in troubled debt restructurings (TDR) and modifications during 2009 and the fact that 85% of your TDRs are still accruing, please tell us and revise future filings to address the following:

a.	Clearly and comprehensively discuss your non-accrual policies for restructured loans. Please clarify if you have different policies for different loan types.

b.	Disclose how you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms.

c.	For TDRs that accrue interest at the time the loan is restructured, tell us and disclose whether you generally charge-off a portion of the loan. If you do, please tell us how you consider this fact in determining whether the loan should accrue interest. If you continue to accrue interest, tell us in detail and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

d.	We note your disclosure on page 50 of your March 31, 2010 Form 10-Q that states, “if loans characterized as TDRs perform according to the

Confidential Treatment

Requested by Regions Financial Corporation

restructured terms for a satisfactory period of time, the TDR designation may be removed in a new calendar year if the loan yields a market rate.” Please expand this disclosure to discuss your specific policy regarding how many payments the borrower needs to make on the restructured or modified loan before the TDR designation is removed.

e.	Tell us in detail and revise to disclose if you revised any of your TDR accounting policies based on the guidance included in the Policy Statement on Prudent Commercial Real Estate Loan Workouts released on October 30, 2009 and adopted by each financial regulator.

Regions’ Response:

Regions’ TDRs are subject to policies governing accrual/nonaccrual evaluation consistent with all other loans of the same product type. As discussed in Question 1 above, loans modified under the consumer CAP are subject to Company nonaccrual and charge-off policies. For example, residential first mortgage loans are charged down to estimated value and placed on nonaccrual on or before the month in which the loan becomes 180 days past due. In these situations, the loans would remain on nonaccrual until payoff or charge-off. Accrual policies for business services loans are more subjective; Regions must be able to demonstrate that the loan is well secured and in the process of collection in order to return to accrual status.

CAP specialists work with individual borrowers and perform an analysis focused on the customer’s income and cash flow. Regions’ goal is to adjust the payment to a level that the borrower will be able to meet. Each borrower must meet the cash flow requirements in order to qualify for the program.

Due to the nature of the modifications under the CAP, Regions rarely records a charge-off at the time of the restructuring. Since inception of the program, Regions has forgiven an immaterial amount in principal. As stated above, the consumer loans modified under the CAP are subject to objective nonaccrual and charge-off policies based on timing of delinquency. Most loans modified under the program have never been on nonaccrual. Accordingly, given the positive impact of the restructuring on the likelihood of recovery of cash flows due under the modified terms, accrual status continues to be appropriate for these loans.

Regions requires a minimum of six months’ consecutive payments in order to be considered for removal of the TDR designation (in addition to the other criteria listed above). In December 2006, the federal banking regulatory agencies released an Interagency Policy Statement on the Allowance for Loan and Leases Losses, with supplemental Frequently Asked Questions (FAQ). The answer to Question 8 in the FAQ supports the six months payment history.

Regions did not change any TDR accounting or reporting policies as a result of the October Interagency guidance. We viewed the guidance as confirmation and clarification

Confidential Treatment

Requested by Regions Financial Corporation

of the policies already in place. Given that no changes to policy were made, Regions proposes not to provide additional disclosure.

Regions proposes the following disclosures in MD&A in addition to the disclosures suggested under Question 1 above:

If loans characterized as TDRs perform according to the restructured terms for a satisfactory period of time, the TDR designation may be removed in a new calendar year if the loan yields a market rate. A minimum of six months’ consecutive payments is required in order to demonstrate a performance history sufficient to remove the TDR designation.

Financial Statements

Note 1. Summary of Significant Accounting Policies

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase, page 119

5.	You disclose that you generally account for securities sold under agreements to repurchase as collateralized financings. Please tell us, and revise future filings to disclose, whether you have accounted for any of these transactions as sales for accounting purposes in your financial statements and if so, the accounting guidance on which you relied for this treatment. In addition, revise to quantify the amount sold at each balance sheet date and the average amount sold for the periods presented. Disclose how you calculated the average amount.

Regions’ Response:

At December 31, 2009 and at March 31, 2010, all securities sold under agreements to repurchase were accounted for as collateralized financings. Regions agrees to delete the word “generally” from future filings. The following clarifying disclosure was included in the March 31, 2010 Form 10-Q and will be included in future filings:

Regions periodically accesses funding markets through sales of securities with agreements to repurchase. Repurchase agreements are also offered as short-term investment products for commercial banking customers. All such arrangements are considered typical of the banking and brokerage industries and are accounted for as secured borrowings.

Allowance for Credit Losses, page 120

6.	Please clarify in future filings the extent to which you rely on guarantor support from financially responsible guarantors in your determination of estimated loan losses. In this regard, please provide the following information:

Confidential Treatment

Requested by Regions Financial Corporation

a.	Disclose in detail how you evaluate the financial wherewithal of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed.

b.	Disclose how you evaluate the guarantor’s reputation and willingness to work with you and how this affects any allowance for loan loss recorded and the timing of charging-off the loan.

c.	Disclose how the guarantor’s reputation impacts your ability to seek performance under the guarantee.

d.	Disclose how many times you have sought performance under a guarantee and discuss the extent of the successes.

e.	When the impaired loan is carried at a value in excess of the appraised value due to the guarantee from the borrower, disclose in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Regions’ Response:

Regions may underwrite business services loans to include some form of credit support from an owner or principal of the borrower. The fact that an individual has guaranteed the debt of a business enterprise is one method of making certain that the individual gives the utmost effort toward making the venture a success. Guarantees cannot substitute for fundamentally sound business operations, but can ensure the commitment of a guarantor to the success of the business, and may in addition provide financial support to the credit relationship. For credit underwriting purposes, however, cash flows are of paramount importance, and guarantees are viewed only as a secondary source of repayment.

In determining the appropriate level of the accounting for credit losses, Regions rarely assigns a significant benefit from these guarantees. For example, at December 31, 2009, the total allowance for credit losses was $3.2 billion and the allowance specifically allocated to impaired loans excluding TDRs was $403 million. Less than $40 million related to credit support from guarantors is included in the $403 million specific allowance. Of the loans which were specifically evaluated at December 31, 2009, the resulting allowance included a benefit related to guarantor credit support for only five loans. A personal guarantee on one of the loans comprised approximately 60% of the total guarantor benefit. Accordingly, the impact of guarantor credit support is immaterial to Regions’ accounting and financial reporting.

Regions underwrites the ability of each guarantor to perform under its guarantee, in a similar manner as would be required to underwrite the repayment plan of a direct obligor. This includes obtaining sufficient information related to the guarantor, including financial and operating information, to adequately measure a guarantor’s ability to perform under the guarantee. The analysis includes, but is not limited to, liquidity, debt service coverage capabilities, and contingent liabilities. The type of financial information and the frequency of the review are dictated by the size of the overall lending relationship. If

Confidential Treatment

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the exposure reaches a certain level, a currently prepared tax return is analyzed. Personal financial statements may also be obtained to support the analysis.

As described above, Regions rarely assigns significant accounting benefit to a guarantor credit support. However, in the situations where such assignment is made, an evaluation is performed to determine if financial recovery is likely. The guarantor’s liquidity and cash flow are considered most important in this evaluation. Regions’ business model requires a sufficient level of knowledge related to each customer’s reputation and activities. This knowledge is also considered in determining the likelihood of performance.

At December 31, 2008, the total allowance for credit losses was $1.9 billion and the allowance specifically allocated to impaired loans excluding TDRs was $130 million. Less than $500,000 related to credit support from guarantors is included in the $130 million specific allowance. This amount was related to a single guarantor on a single loan. Regions did enforce its right to collect under the guarantee, but through court-ordered mediation accepted a settlement which did not include performance specific to the guarantee.

As discussed above, at December 31, 2009, Regions included $40 million for guarantor support in its determination of the allowance for specifically impaired loans. This amount was derived using an assignment of a percentage to the overall level of credit support, based on the likelihood of recovery. The guarantors’ liquidity, cash flow, and reputation were considered in determining the amount. Regions is willing to enforce these guarantees and has initiated litigation in the past to do so.

Regions proposes the following disclosure in the Allowance for Credit Losses section of MD&A (in light of the relative immateriality of credit support to financial reporting, Regions suggests that this disclosure provides a reader with adequate information):

As a matter of business practice, Regions may require some form of credit support in business services lending. Guarantees are legally documented and simultaneous with the primary loan agreements. Regions underwrites the ability of each guarantor to perform under its guaranty, in the same manner and to the same extent as would be required to underwrite the repayment plan of a direct obligor. This includes obtaining sufficient information on the guarantor, including financial and operating information, to sufficiently measure a guarantor’s ability to perform under the guarantee. However, the benefit assigned to credit support within the allowance for credit losses is not material to the consolidated financial statements.

Form 10-Q for the period ended March 31, 2010

Note 7. Goodwill, page 17

7.	Please revise your disclosures in future filings to provide an expanded discussion of how you determined that the goodwill in the General Banking/Treasury

Confidential Treatment

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reporting unit was not impaired in light of the continuing losses in that unit during 2008 and 2009 and through the first quarter of 2010 and the increase in non-performing loans and declining credit quality trends associated with your loan portfolio. Additionally, please address the following in your future disclosures as well as your response letter:

a.	You state that you performed goodwill impairment testing for this reporting unit as of June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010. We also note your disclosures on page 18 and 19 related to your impairment methodology(s) and assumptions. Please provide us with a more thorough description of the assumptions used in your valuation models and the source of these assumptions, and whether the assumptions and methodologies used for valuing goodwill in the current period have changed from the testing performed over the course of the prior year. Accordingly, identify the impact of any changes, and describe the reasons for such changes.

b.	Specifically tell us the growth rates and discount rates used at each of the testing dates, and explain the reasons for any changes between the dates.

c.	Tell us the cash flows used as a baseline for your model, and tell us how these cash flows compare to the historical cash flows for this reporting unit.

d.	Describe the degree of uncertainty associated with the key assumptions. Your disclosure should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time).

e.	Provide a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

f.	Describe any other quantitative or qualitative information considered when concluding that your goodwill in the General Banking/Treasury reporting unit was not impaired.

Regions’ Response:

The primary driver of Regions’ goodwill test for the Banking/Treasury reporting unit is the valuation of equity. Regions utilizes the capital asset pricing model (CAPM) in order to build the base discount rate. The inputs to the CAPM include the 20-year risk-free rate, 5-year beta for a select peer set, and a market risk premium. All of this data is obtained from published sources, including the Federal Reserve website, Bloomberg, and Morningstar reports. Once the output of the CAPM is determined, a size premium is added (also based on a published source) as well as a company-specific risk premium, which is an estimate determined by the Company and meant to compensate for the risk inherent in the future cash flow projections and inherent differences (such as business model and market perception of risk) between the reporting unit and the peer set.

Confidential Treatment

Requested by Regions Financial Corporation

The following table summarizes the discount rates in the Banking/Treasury tests conducted during the reporting periods indicated:

	June 30, 2009	September 30, 2009	2009 Annual Test	March 31, 2010
Discount Rate	20%	18%	18%	16%

The decrease in discount rates during the periods was driven primarily by reductions in the company-specific risk premium, which was lowered as a result of updated forecasts that reduced uncertainty from the projected cash flows.

Estimated future cash flows are also a driver of the estimated value of equity. Regions compiles a balance sheet as of the test date and an income statement for the last twelve months of activity for the reporting unit. From that point, future balance sheets and income statements are projected based on the inputs discussed below. Cash flows are based on expected future capitalization requirements due to balance sheet growth and anticipated changes in regulatory capital requirements. The baseline cash flows utilized in all models correspond to the most recent internal forecasts and/or budgets that range from 1 to 5 years. These internal forecasts are typically projections submitted to regulators and are based on inputs developed by the Company’s internal economic forecasting committee. These forecasts and projections are confidential financial information produced for the Company’s internal use and are not publicly disclosed by the Company. The projections are consistent with Regions’ historical performance as well as the historical performance of the industry.

[REDACTED]

Inherent in any long-term projections are degrees of uncertainty. The longer the period those projections cover, the larger the degree of uncertainty. With that in mind, we have modeled an economic recovery and a period of economic expansion. Economic stability returns in approximately 2 years, and the economic expansion occurs between years 6 and 8 in the projections. Again, in order to compensate for the inherent degree of uncertainty within longer-term cash flows as well as the economic scenarios modeled, we have included the company-specific risk premium in our discount rate.

Potential events or changes in circumstances that are reasonably possible and could result in a negative impact to the results of our goodwill impairment tests include sustained depressed economic activity (including deflation) and its impact to property values, business and consumer spending, fiscal policy of the federal government (including the level of interest rates); regulatory reform and its effect on earnings; or adverse changes to regulatory capital computations and thresholds.

Regions’ calculation of the equity value of the reporting unit includes long-term cash flows based on assumptions described above, as well as market capitalization of the consolidated entity.

Confidential Treatment

Requested by Regions Financial Corporation

Regions proposes to disclose the following in the footnotes to the consolidated financial statements in future filings:

Regions utilizes the capital asset pricing model (CAPM) in order to build the base discount rate. The inputs to the CAPM include the 20-year risk-free rate, 5-year beta for a select peer set, and the market risk premium based on published data. Once the output of the CAPM is determined, a size premium is added (also based on a published source) as well as a company-specific risk premium, which is an estimate determined by the Company and meant to compensate for the risk inherent in the future cash flow projections and inherent differences (such as business model and market perception of risk) between Regions and the peer set. The table below summarizes the discount rate used in the goodwill impairment tests of the Banking/Treasury reporting unit for the reporting period indicated:

	June 30, 2009	September 30, 2009	2009 Annual Test	March 31, 2010

Discount Rate	20%	18%	18%	16%

The decrease in discount rates during the periods was driven primarily by reductions in the company-specific risk premium, which was lowered as a result of updated forecasts that reduced uncertainty from the projected cash flows.

In estimating future cash flows, a balance sheet as of the test date and an income statement for the last twelve months of activity for the reporting unit are compiled. From that point, future balance sheets and income statements are projected based on the inputs discussed below. Cash flows are based on expected future capitalization requirements due to balance sheet growth and anticipated changes in regulatory capital requirements. The baseline cash flows utilized in all models correspond to the most recent internal forecasts and/or budgets that range from 1 to 5 years. These internal forecasts are typically projections submitted to regulators and are based on inputs developed by the Company’s internal economic forecasting committee.

Potential events or changes in circumstances that are reasonably possible and could result in a negative impact to the results of our goodwill impairment tests include sustained depressed economic activity (including deflation) and its impact to property values, business and consumer spending, fiscal policy of the federal government (including the level of interest rates); impacts of regulatory reform and its effect on earnings; or adverse changes to regulatory capital computations and thresholds.

Regions proposes to disclose the following in MD&A in future filings:

During the fourth quarter of 2008, we determined the fair value of our Banking/Treasury reporting unit as required under Step 1 of the Annual goodwill impairment test. The

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long-term fair value of our equity was determined using both income and market approaches. The results of these calculations indicated that the fair value of our Banking/Treasury reporting unit was less than its carrying amount. Therefore, we proceeded to Step 2 of the goodwill impairment test. In Step 2 we determined the fair value of our assets and liabilities, including our loan portfolio, intangible assets, time deposits, debt, etc. Once the fair values were determined, deferred tax adjustments were calculated as applicable. Step 2 resulted in an implied fair value of goodwill of this reporting unit of approximately $4.6 billion at December 31, 2008, with continued monitoring through the date of filing our Form 10-K on February 24, 2009, and resulted in an impairment charge of $6 billion at December 31, 2008. Throughout 2009 in the Banking/Treasury reporting unit, the credit quality of Regions’ loan portfolio declined, which contributed to increased losses as well as increased non-performing loan levels. During the quarters ended June 30 and September 30, 2009, the Annual Test in the fourth quarter of 2009 and the quarter ended March 31, 2010, Regions conducted tests of impairment of goodwill in the same manner as the Annual Test in the fourth quarter of 2008. The results of Step 1 during these periods indicated a decline in market value below the reporting unit’s carrying value. As a result, Regions performed Step 2, valuing assets and liabilities as described above. The after-tax effect of the Step 2 adjustments, which are primarily driven by write-downs of assets to fair value, exceeded any decrease in the value of common equity determined in Step 1, resulting in no impairment for the Banking/Treasury reporting unit. Refer to footnote 22 to the consolidated financial statements for a detailed discussion of the Company’s methodology for determining the fair value of the Banking/Treasury reporting unit.

*****

Regions acknowledges its responsibility for the adequacy and accuracy of the disclosures in the Filings and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings. However, notwithstanding our response to Staff questions or agreeing to different or additional disclosures, Regions continues to believe that our prior disclosures were appropriate. Regions also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions concerning our response to your comment letter, please contact me at (205) 326-4972.

Sincerely,

/s/ Hardie B. Kimbrough, Jr.
Hardie B. Kimbrough, Jr.
Executive Vice President and Controller

cc:	Brittany Ebbertt
SEC, Division of Corporation Finance